FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Signs Reseller Agreement with Leading Dutch ICT Service Provider, Acuity, Expanding Footprint in Benelux Region

PRESS RELEASE

Magic Software Signs Reseller Agreement with Leading Dutch ICT Service Provider, Acuity, Expanding Footprint in Benelux Region

Leading IBM and SugarCRM partner, Acuity, standardizes on Magic xpi Integration Platform as base for its integration services

Or Yehuda, Israel, June 16, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Acuity, a leading Dutch ICT service provider and IBM and SugarCRM partner, selected Magic xpi Integration Platform as the foundation of their core integration offering.

Systems integration is becoming increasingly important on the corporate agenda. Organizations want information from their core and different back office systems not only to integrate with each other, but also with cloud solutions, mobile apps and social media. Magic’s code-free drag and drop methodology, robust In-Memory Data Grid architecture and large library of application and technology connectors make it an ideal tool for virtually any application integration scenario.

“Magic’s ease of use along with its variety of proven and certified connectors to leading enterprise ecosystems, including IBM and SugarCRM applications, enable us to provide our customers with integrations that are fast, simple and reliable,” said Aart Nijkamp, General Manager of Acuity.

“One of our first Magic xpi customers is MijnAccountantsPortal (MyAuditorsPortal), which provides an auditor collaboration platform to facilitate the exchange of information between auditors and their clients. The portal also enables the automated submission of tax returns to the Dutch IRS, streamlining this important process. By providing standardized interfaces between systems, Magic xpi enables MijnAccountantsPortal to quickly grow this innovative business and also makes it cost-effective for them to build and maintain," added Aart Nijkamp.

“As one of the top ICT vendors in the Benelux region, Acuity understands what’s truly important in an integration solution,” states John Verwaaijen, General Manager, Magic Software Benelux and Nordics. “We’re excited that Acuity chose Magic for their core integration offering and are pleased to add them to our growing list of more than 3000 software development, system integration and technology partners.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Acuity BV

Acuity is an ICT service provider specialized in creating work environments where professionals can cooperate and collaborate more efficiently and more innovatively by offering best-of-breed software solutions and services. Acuity is IBM Premier Business Partner, SugarCRM Elite Partner and Professional Business Partner of Hootsuite. Acuity consists of three specialized business units and is based in the Netherlands. For more information visit www.acuity.nl

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Signs Reseller Agreement with Leading Dutch ICT Service Provider, Acuity, Expanding Footprint in Benelux Region

Exhibit 10.1